Echo Resources, Inc.
2101 Vista Parkway, Suite 4022
West Palm Beach, FL 33411
(561) 939 - 4890

September 1, 2009

Karl Hiller
Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549

RE:	Echo Resources, Inc. Form 8-K filed August 19, 2009 File No. 000-26703

Dear Mr. Hiller:

We are in receipt of your comment letter dated August 28, 2009 regarding the aforementioned filing. Follows are our responses to your comments.

1. We have revised our Form 8-K to disclose that the Company’s Board of Directors approved the change in the Company’s auditors.

2. We have revised our Form 8-K to disclose the going concern modification in our audit reports for the last two years.

3. We have obtained an updated letter from the predecessor auditor and included it as an Exhibit to our Form 8-K Amendment No. 1.

We filed an amended Form 8-K on August 25, 2009.

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Petrie DuRand
Petrie DuRand, CEO